UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Indoor Harvest Corp
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45580E102
(CUSIP Number)

Michael T. Williams, Esq., Williams Law Group, P.A., 2503 W. Gardner Ct., Tampa FL 33611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chad Sykes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,674,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,674,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,674,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.98% (1)
14	TYPE OF REPORTING PERSON* IN

(1)	Based upon 11,692,031 current issued and outstanding shares of common stock of Indoor Harvest Corp as of March 10, 2016

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share, of Indoor Harvest Corp., a Texas corporation (the “Company”). The address of the Company’s principal executive office is 5300 East Freeway Ste A, Houston, Texas 77020.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1)	(a) – (c) Chad Sykes an individual resident of the United States residing at 14830 Forest Lodge Dr, Houston, Texas 77020.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were paid as set forth in Item 4 below.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities as follows:  In March of 2012, the Company issued 2,153,600 shares of common stock to Chad Sykes in exchange for equipment and valued the share issuance at $0.01 per share. This transaction was valued based upon the cost of the equipment acquired by the owner and contributed to Indoor Harvest as this was the most readily determinable value on the date of issuance.  In March of 2012, the Company issued 2,470,400 shares of common stock to Chad Sykes to liquidate a liability for prior advances and valued the share issuance at $0.01 per share. This transaction was valued based upon the cost of the supplies and services acquired by the owner and contributed to Indoor Harvest as this was the most readily determinable value on the date of issuance.
Although the Reporting Person has no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment as well as acquiring control of the Issuer upon formation.

The Reporting Person has no other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  Plans with respect to the Company, of which the Reporting Person is CEO and Director, are disclosed in the Company’s SEC filings.

Item 5. Interest in Securities of the Company.

(a)	Chad Sykes is the beneficial owner of 4,674,000 shares of Common Stock of the Company, representing approximately 39.98% of the total issued and outstanding shares of Common Stock, computed as set forth in Item 14(2) above as of March 10, 2016.
(b)	See above.
(c)	Since March 10, 2016, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.
(d)	Not applicable
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 10, 2016

Chad Sykes

By:	/s/ Chad Sykes
Name:	Chad Sykes
Title:	CEO, Director